                     _____________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     _____________________________________

                              AMENDMENT NO. 1 TO

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT

      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         RIVERCHASE INVESTORS I, LTD.
                               (Name of Issuer)

                      COLONIAL REALTY LIMITED PARTNERSHIP
    JOHN H. MCCLINTOCK, JR., JAMES H. PUGH, JR., BATTERY PARK CAPITAL CORP.,
             THOMAS H. LOWDER, JAMES K. LOWDER AND ROBERT E. LOWDER
                      (Name of Person(s) Filing Statement)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                      None
                     (CUSIP Number of Class of Securities)

                               _________________

     Charles A. McGehee                          J. Warren Gorrell, Jr., Esq.
Colonial Realty Limited Partnership              Joseph G. Connolly, Jr., Esq.
    2101 6th Avenue North                           Hogan & Hartson L.L.P.
          Suite 750                                  555 13th Street, N.W.
   Birmingham, AL  35203                         Washington, D.C.  20004-1109
                                                        (202) 637-5600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)

  This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c.   [_]  A tender offer.
  d.   [_]  None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------

       Transaction Valuation (1)                   Amount of Filing Fee (1)
              $8,480,000                                   $1,696
--------------------------------------------------------------------------------

(1) Determined in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934. The fee was computed on the basis of the aggregate dollar amount proposed to be paid by Colonial Realty Limited Partnership, a subsidiary of Colonial Properties Trust, for substantially all of the assets of the Issuer.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.

          Amount Previously Paid:       $1,696
          Form or Registration No.:     Schedule 14A
          Filing Party:                 Colonial Realty Limited Partnership
          Date Filed:                   November 10, 1997

          _______________________________________________________________

                                 INTRODUCTION
                                 ------------

     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed as an amendment to the Schedule 13E-3 previously filed with the Securities and Exchange Commission (the "Commission") on November 9, 1997 by Colonial Realty Limited Partnership (the "Purchaser") and John H. McClintock, Jr., James H. Pugh, Jr., Battery Park Capital Corp., Thomas H. Lowder, James K. Lowder and Robert E. Lowder, each a general partner (the "General Partners") of Riverchase Investors I, Ltd. (the "Partnership"), in connection with the proposed sale (the "Sale) of Riverchase Apartments -- Phase I (the "Project") by the Partnership to the Purchaser pursuant to a Real Estate Sales Contract dated September 2, 1997 (the "Sales Contract") between the Partnership and the Purchaser. Consummation of the Sale will constitute the sale of substantially all of the assets of the Partnership. The Amended and Restated Certificate and Agreement of Limited Partnership (the "Partnership Agreement") of the Partnership provides that the Partnership shall be dissolved upon a sale of all interests in the Project and any other assets of the Partnership. Accordingly, the consummation of the Sale will result in the dissolution of the Partnership and distribution in liquidation as provided in the Partnership Agreement. This Amendment No. 1 to Schedule 13E-3 is being filed with the Commission concurrently with an amendment to the preliminary draft Consent Solicitation Statement on Preliminary Schedule 14A filed by the Partnership and the General Partners (the "Amended Consent Solicitation Statement"). A copy of the Amended Consent Solicitation Statement is attached hereto as Exhibit 17(d).1.

                             CROSS REFERENCE SHEET
                             ---------------------

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Amended Consent Solicitation Statement of the information required to be included in response to the items of this statement. The information contained in the Amended Consent Solicitation Statement, including all appendixes thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Amended Consent Solicitation Statement and the appendixes thereto.

Item in                                       Where Located in
Schedule 13E-3                                Schedule 14A
--------------                                ------------

Item 1(a)......................          "SUMMARY," "SPECIAL FACTORS"

Item 1(b)......................          "SUMMARY," "VOTING RIGHTS AND
                                         INFORMATION--Record Date"

Item 1(c) .....................          "SPECIAL FACTORS--Background of the
                                         Sale"

Item 1(d) .....................          "SELECTED FINANCIAL INFORMATION,"
                                         "MANAGEMENT'S DISCUSSION AND ANALYSIS
                                         OF FINANCIAL CONDITION AND RESULTS OF
                                         OPERATIONS"

Item 1(e)--(f).................          Not applicable

Item 2 ........................          "SUMMARY," "SPECIAL FACTORS--
                                         Background of the Sale"

Item 3(a)(1)...................          Not applicable

Item 3(a)(2)...................          "SUMMARY," "SPECIAL FACTORS--
                                         Background of the Sale," "--Purpose
                                         of the Sale," "--Alternatives
                                         Considered," "--Determination of the
                                         Purchase Price"

Item 3(b)......................          Not applicable

Item 4(a)......................          "SUMMARY," "SPECIAL FACTORS," "SPECIAL
                                         CONSIDERATIONS," "THE AMENDMENT
                                         PROPOSAL," "THE SALE PROPOSAL,"

                                         "DISTRIBUTION OF SALE PROCEEDS AND
                                         DISSOLUTION OF PARTNERSHIP"

Item 4(b)......................          "SUMMARY," "SPECIAL FACTORS--Interests
                                         of Certain Persons; Conflicts of
                                         Interest"

Item 5(a)(g) ..................          "SUMMARY," "SPECIAL FACTORS--Plans for
                                         the Partnership; Certain Effects of
                                         the Sale," "THE SALE PROPOSAL,"
                                         "DISTRIBUTION OF SALE PROCEEDS AND
                                         DISSOLUTION OF PARTNERSHIP"

Item 6(a)......................          "SUMMARY," "SPECIAL FACTORS--
                                         Determination of the Purchase Price"

Item 6(b)......................          "SPECIAL FACTORS--Opinion of Stanger,"
                                         "--Appraisal Report" and "VOTING
                                         RIGHTS AND INFORMATION"

Item 6(c) .....................          "SUMMARY," "SPECIAL FACTORS--
                                         Determination of the Purchase Price"

Item 6(d)......................          Not applicable

Item 7(a)......................          "SPECIAL FACTORS--Purpose of the Sale"

Item 7(b)......................          "SPECIAL FACTORS--Background of the
                                         Sale," "-- Alternatives Considered,"
                                         "SPECIAL CONSIDERATIONS--No Acceptable
                                         Third-Party Bids Received"

Item 7(c)......................          "SPECIAL FACTORS"

Item 7(d)......................          "SPECIAL FACTORS--Plans for the
                                         Partnership; Certain Effects of the
                                         Sale," "SPECIAL CONSIDERATIONS,"
                                         "DISTRIBUTION OF SALE PROCEEDS AND
                                         DISSOLUTION OF THE PARTNERSHIP,"
                                         "FEDERAL INCOME TAX CONSEQUENCES"

Item 8(a)(b)...................          "SUMMARY," "SPECIAL FACTORS--
                                         Determination of the Purchase Price,"
                                         "--Position of the General Partners;
                                         Fairness of the Proposed Sale,"
                                         "SPECIAL CONSIDERATIONS--Sale Contract
                                         Not Negotiated at Arms Length,"
                                         "--Conflicts of Interest of the
                                         General Partners"

Item 8(c)......................          "SUMMARY," "VOTING RIGHTS AND
                                         INFORMATION"

Item 8(d)......................          "SPECIAL FACTORS--Purpose of the Sale,"
                                         "--Determination of the Purchase
                                         Price"

Item 8(e)......................          "SUMMARY," "SPECIAL FACTORS--
                                         Determination of the Purchase Price"

Item 8(f)......................          "SPECIAL FACTORS--Background of the
                                         Sale," "-- Alternatives Considered"

Item 9(a)(c)...................          "SUMMARY," SPECIAL FACTORS--
                                         Determination of the Purchase Price,"
                                         "--Position of the General Partners;
                                         Fairness of the Proposed Sale,"
                                         "--Opinion of Stanger," "--Appraisal
                                         Report," "-- Position of Colonial and
                                         the Operating Partnership Regarding
                                         Fairness of the Proposed Sale,"
                                         "SPECIAL CONSIDERATIONS--Sales Contract
                                         Not Negotiated at Arm's Length"

Item 10(a).....................          "SUMMARY," "SPECIAL FACTORS--Interests
                                         of Certain Persons; Conflicts of
                                         Interest," "VOTING RIGHTS AND
                                         INFORMATION--Record Date"

Item 10(b)......................         Not applicable

Item 11.........................         Not applicable

Item 12(a)......................         "SUMMARY," "SPECIAL FACTORS--Interests
                                         of Certain Persons; Potential Conflicts
                                         of Interest," "VOTING RIGHTS AND
                                         INFORMATION--Record Date"

Item 12(b)......................         "SUMMARY," "SPECIAL FACTORS--Position
                                         of the General Partners; Fairness of
                                         the Proposed Sale"

Item 13(a)(b)...................         "SPECIAL CONSIDERATIONS--No Appraisal
                                         Rights"

Item 13(c)......................         Not applicable

Item 14(a)(1), (a)(2) and (a)(4)         "SELECTED FINANCIAL INFORMATION,"
                                         "INDEX TO FINANCIAL STATEMENTS"

Item 14(a)(3) ..................         Not applicable

Item 14(b)......................         Not applicable

Item 15(a)......................         "SUMMARY," "VOTING RIGHTS AND
                                         INFORMATION--Cost of Solicitation"

Item 15(b)......................         "SUMMARY," "SPECIAL FACTORS--Opinion of
                                         Stanger,"

Item 16.........................         All information in the Consent
                                         Solicitation Statement and Notice to
                                         Unitholders

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (a) The information set forth in "Summary" and "Special Factors" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (b) The information set forth in "Summary" and "Voting Rights and Information -- Record Date" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (c) The information set forth in "Special Factors--Background of the Sale--The Partnership" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (d) The information set forth in "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (e)--(f)  Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)--(b) This Amendment No. 1 to the Schedule 13E-3 is being filed by the Purchaser and the General Partners. The General Partners are affiliates of the Partnership. The information set forth in "Summary--Persons Making the Solicitation" and "Special Factors--Background of the Sale--The Partnership" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (c)--(d)

         John H. McClintock, Jr., for more than five years, was a director and Chairman of the Board of Epoch Properties, Inc., a Florida-based real estate development organization founded in 1970. Mr. McClintock is currently Chairman of the Board of Contravest, Inc., a real estate development firm in Orlando, Florida.

         James H. Pugh, Jr., for more than five years has been a director of Epoch Properties, Inc. and Epoch Management, Inc., and President of Epoch Properties, Inc. In addition, he is a director of substantially all affiliates of Epoch Properties, Inc.

         Battery Park Capital Corp., was incorporated in New York in 1978.

         Thomas H. Lowder, is President and Chief Executive Officer of Colonial and Colonial Properties Holding Company ("CPHC"), a trustee of Colonial, and a director of CPHC and Colonial Properties Services, Inc. ("CPSI"). Thomas Lowder became President of Colonial in 1976.

         James K. Lowder, is a trustee of Colonial and director of CPHC and CPSI. James Lowder is currently Chairman of the Board of The Colonial Company, Lowder New Homes and Lowder Realty and has been primarily engaged in activities related to these businesses for more than five years.

         Robert E. Lowder, is Chairman of the Board, Chief Executive Officer and President of the Colonial BancGroup, Inc., a multi-bank holding company based in Montgomery, Alabama. Robert Lowder is also Chairman of the Board of Colonial Broadcasting Company which operates four radio stations in Montgomery and one radio station in Chattanooga, Tennessee.

         (e)--(f) During the past five years, no person listed above has been convicted in a criminal proceeding or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         (g) Each of the General Partners who is a natural person is a United States citizen.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a) (1)  Not applicable.

         (a) (2) The information set forth in "Summary" and "Special Factors-- Background of the Sale," "--Purpose of the Sale," "--Alternatives Considered," and "--Determination of the Purchase Price" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (b) The information set forth in "Summary" "Special Factors-- Background of the Sale," "--Purpose of the Sale," "--Alternatives Considered," and "--Determination of the Purchase Price" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

         (a) The information set forth in "Summary" "Special Factors," "Special Considerations," "The Amendment Proposal," "The Sale Proposal," and "Distribution of Sale Proceeds and Dissolution of Partnership" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (b)  The information set forth in "Summary" and "Special
Factors--Interests of Certain Persons; Conflicts of Interest" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         (a)--(g) The information set forth in "Summary" "Special Factors--Plans for the Partnership; Certain Effects of the Sale," "The Sale Proposal," and "Distribution of Sale Proceeds and Dissolution of Partnership" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in "Summary" and "Special Factors-- Determination of the Purchase Price" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (b) The information set forth in "Special Factors--Opinion of Stanger," "--Appraisal Report" and "Voting Rights and Information" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (c) The information set forth in "Special Factors--Determination of the Purchase Price" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

         (d)  Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

       (a) The information set forth in "Special Factors--Purpose of the Sale" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       (b) The information set forth in "Special Factors--Background of the Sale," "--Alternatives Considered" and "Special Considerations--No Acceptable Third Party Bid Received" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       (c) The information set forth in "Special Factors" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       (d) The information set forth in "Special Factors--Plans for the Partnership; Certain Effects of the Sale," "Special Considerations", "Distribution of Sale Proceeds and Dissolution of the Partnership" and "Federal Income Tax Consequences" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

       (a)--(b) The information set forth in "Summary," "Special Factors-- Determination of the Purchase Price," "--Position of the General Partners; Fairness of the Proposed Sale," "Special Considerations--Sale Contract Not Negotiated at Arms Length," and "Conflicts of Interest of the General Partners" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       (c) The information set forth in "Summary" and "Voting Rights and Information" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       (d) The information set forth in "Special Factors--Purpose of the Sale" and "--Determination of Purchase Price" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       (e) The information set forth in "Summary" and "Special Factors-- Determination of the Purchase Price" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       (f) The information set forth in "Special Factors--Background of the Sale" and "--Alternatives Considered" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

       (a)--(c) The information set forth in "Summary," ""Special Factors-- Determination of the Purchase Price," "--Position of the General Partners; Fairness of the Proposed Sale," "--Opinion of Stanger," "--Appraisal Report," "- -Position of Colonial and the Operating Partnership Regarding Fairness of the Proposed Sale," and "Special Considerations--Sales Contract Not Negotiated at Arms Length" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

       A copy of the Stanger Fairness Opinion is attached as Appendix B to the Amended Consent Solicitation Statement.

ITEM 10.  INTEREST IN THE SECURITIES OF THE ISSUER

          (a) The information set forth in "Summary," "Special Factors-- Interests of Certain Persons; Conflicts of Interest" and "Voting Rights and Information--Record Date" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

          (b)  Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO THE ISSUER'S SECURITIES

          Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

          (a) The information set forth in "Summary," "Special Factors-- Interests of Certain Persons; Conflicts of Interest" and "Voting Rights and Information--Record Date" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

          (b) The information set forth in "Summary" and "Special Factors-- Position of the General Partners; Fairness of the Proposed Sale" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

          (a)--(b) The information set forth in "Special Considerations--No Appraisal Rights" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

          (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION

          (a)(1)--(2) and (4) The information set forth in "Selected Financial Information" and "Index to Financial Statements" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

          (a)(3)  Not applicable.

          (b)     Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

          (a) The information set forth in "Summary" and "Voting Rights and Information--Cost of Solicitation" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

          (b) The information set forth in "Summary" and "Special Factors-- Opinion of Stanger" in the Amended Consent Solicitation Statement is hereby incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION

          The information set forth in the Amended Consent Solicitation Statement and the Appendixes thereto is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

          (a) Credit Agreement between the Operating Partnership and SouthTrust Bank, National Association, AmSouth Bank, Wells Fargo Bank, National Association, Wachovia Bank, N.A., First National Bank of Commerce, N.A., and PNC Bank, Ohio, National Association dated July 10, 1997.*

          (b).1 The Stanger Fairness Opinion included as Appendix B to the Amended Consent Solicitation Statement is hereby incorporated by reference.

          (b).2 The Appraisal Report of Consortium Appraisal and Consulting Services, Inc., dated as of January 22, 1998.

          (c) The Sales Contract dated as of September 2, 1997 included as Appendix A to the Amended Consent Solicitation Statement is hereby incorporated by reference.

          (d) The Amended Consent Solicitation Statement relating to the proposed Sale is hereby incorporated by reference.

          (e)   Not applicable.

          (f)   Not applicable.

* Incorporated by reference from the Quarterly Report on Form 10-Q for period ended June 30, 1997 for Colonial Properties Trust (SEC File No. 1-12358), filed as Exhibit 10.14 therein.

SIGNATURES

       After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       John H. McClintock, Jr.

                                       James H. Pugh, Jr.

                                       Battery Park Capital Corp.

                                       Thomas H. Lowder

                                       James K. Lowder

                                       Robert E. Lowder
                                       GENERAL PARTNERS

Date:  February 27, 1998         By:  /s/  Thomas A. Lowder
                                    --------------------------

                                           Thomas A. Lowder
                                           Attorney-in-Fact


Date:  February 27, 1998              Colonial Realty Limited Partnership
                                 By:  Colonial Properties Holding Company, Inc.
                                      Its General Partner


                                 By:  /s/  Charles A. McGehee
                                    -------------------------
                                       Charles A. McGehee
                                       Executive Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                                         DESCRIPTION                                        PAGE NO.
-----------                                         -----------                                        --------
(a)                Credit Agreement between the Operating Partnership and SouthTrust Bank,
                   National Association, AmSouth Bank, Wells Fargo Bank, National Association,
                   Wachovia Bank, N.A., First National Bank of Commerce, N.A., and PNC Bank,
                   Ohio, National Association dated July 10, 1997./*/

(b).1              The Stanger Fairness Opinion. /**/

(b).2              The Appraisal Report of Consortium Appraisal and Consulting Services, Inc.,
                   dated as of January 22, 1998.

(c)                The Sales Contract dated as of September 2, 1997. /***/

(d)                The Amended Consent Solicitation Statement.  /*****/

(e)                Not applicable.

(f)                Not applicable.

* Incorporated by reference from the Quarterly Report on Form 10-Q for period ended June 30, 1997 for Colonial Properties Trust (SEC File No. 1-12358) filed as Exhibit 10.14 therein.

** Incorporated by reference from Appendix B to the Amended Consent Solicitation Statement.
*** Incorporated by reference from Appendix A to the Amended Consent Solicitation Statement.
**** Incorporated by reference from the Preliminary Schedule 14A filed with the Commission on February 27, 1998.